SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF
              AMEREN, CILCORP AND AES MEDINA VALLEY (NO. 4) L.L.C.

     We are providing the following summary unaudited pro forma combined condensed financial information to give you a better picture of what the results of operations and the financial position of the combined businesses of Ameren, CILCORP and AES Medina Valley (No.4) L.L.C. might have looked like had the Transaction and acquisition of Medina Valley occurred on January 1, 2001 for statement of operations purposes and December 31, 2001 for balance sheet purposes. Medina Valley's results of operations were provided as if the acquisition had occurred on August 1, 2001 (date of inception) and on June 30, 2002 for balance sheet purposes. This information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or financial position of Ameren would have been if the acquisition of CILCORP and Medina Valley actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what Ameren's future consolidated operating results or consolidated financial position will be.

      SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                        COMBINED
                                                                        --------

Operating Revenues................................................     $  5,310
Net Income from Continuing Operations.............................          512

Earnings per Share:
     Basic........................................................         3.40
     Diluted......................................................         3.39

Weighted Average Common Shares Outstanding........................          151

Working Capital Deficit...........................................     $   (762)
Property and Plant, net...........................................        9,554
Total Assets......................................................       12,516

Long-term Debt....................................................        3,653
Total Debt........................................................        4,498

Shareowners' Equity (both common and preferred)...................        4,165
Equity per Share (at period end)..................................        27.48

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the proposed acquisition by Ameren of CILCORP and AES Medina Valley (No. 4), L.L.C. using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the Transaction had been completed as of January 1, 2001 for statement of operations purposes and December 31, 2001 for balance sheet purposes. The pro forma statements were prepared as if the acquisition of Medina Valley had been completed as of July 1, 2001 for statement of operations purposes and June 30, 2002 for balance sheet purposes since Medina Valley did not begin operations until August 2001.

     The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Transaction and acquisition of Medina Valley occurred, nor is it necessarily indicative of the future financial position or results of operations. The pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and liabilities of CILCORP and Medina Valley, before any integration adjustments. The final allocation of the purchase price will be determined after the completion of the Transaction and acquisition of Medina Valley and will be based upon actual tangible and intangible assets acquired as well as liabilities assumed. Because the unaudited pro forma combined condensed financial statements are based upon preliminary estimates, the pro forma adjustments may differ materially based upon the final purchase price allocation.

     These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Ameren, CILCORP and Medina Valley and should be read in conjunction with the historical consolidated financial statements of Ameren and CILCORP and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the reports and other information Ameren and CILCORP have on file with the SEC.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
AMEREN CORPORATION, CILCORP INC. AND AES MEDINA VALLEY (NO. 4) L.L.C. (IN MILLIONS)

                                                  HISTORICAL
                                        -----------------------------------                     PRO FORMA
                                         AMEREN    CILCORP    MEDINA VALLEY   ----------------------------------------
                                        DECEMBER   DECEMBER       JUNE         FINANCING       OTHER
                                        31, 2001   31, 2001     30, 2002      ADJUSTMENTS   ADJUSTMENTS       COMBINED
                                        ---------------------------------------------------------------       --------
Property and Plant, net                 $  8,427    $   858       $ 60          $   -        $  209 (b)       $ 9,554
Goodwill & Intangible Assets, net              -        579          -              -            64 (c)           643
Investments & Other Assets                   340        155          -              -             -               495
Other                                        771         39          2              -             -               812

Current Assets                               863        181          6            540 (a)      (578) (a)(g)     1,012
                                        ---------------------------------------------------------------       --------

   TOTAL ASSETS                         $ 10,401    $ 1,812       $ 68          $ 540        $ (305)          $ 12,516
                                        ===============================================================       ========


Common Stockholders' Equity                3,349        515         26            540 (a)      (541) (d)         3,889
Preferred Stock                              235         41          -              -             -                276
Long-term Debt                             2,835        718         35              -            65  (e)         3,653
                                        ------------------------------------------------------------------------------
  Total Capitalization                     6,419      1,274         61            540          (476)             7,818

Current Maturity of Long-term Debt           139          1          1              -             -                141
Short-term Debt                              641         63          -              -             -                704
Other Current Liabilities                    801        128          6              -            (6) (g)           929
Deferred Credits & Other Liabilities       2,401        346          -              -           177  (f)         2,924
                                        ---------------------------------------------------------------       --------

     TOTAL CAPITAL AND LIABILITIES      $ 10,401    $ 1,812       $ 68          $ 540        $ (305)          $ 12,516
                                        ===============================================================       ========

UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT
AMEREN CORPORATION, CILCORP INC. AND AES MEDINA VALLEY (NO. 4) L.L.C. (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                          HISTORICAL
                                             ----------------------------------------
                                               AMEREN      CILCORP      MEDINA VALLEY
                                             YEAR ENDED   YEAR ENDED     YEAR ENDED              PRO FORMA
                                              DECEMBER     DECEMBER         JUNE        --------------------------
                                              31, 2001     31, 2001       30, 2002      ADJUSTMENTS       COMBINED
                                             ------------------------------------------------------       --------
OPERATING REVENUES                            $ 4,506       $ 815           $ 25        $ (36) (a)        $ 5,310

OPERATING EXPENSES:
     Operations and maintenance                 2,874         564             19          (41) (a)(c)       3,416
     Depreciation and amortization                406          86              2           (2) (b)(d)(e)      492
     Income taxes                                 300          24              -            5  (g)            329
     Other taxes                                  261          40              -            -                 301

                                              -----------------------------------------------             -------
OPERATING INCOME                                  665         101              4            2                 772

OTHER INCOME AND (DEDUCTIONS)                      13          (1)             -            -                  12
INTEREST CHARGES AND PREFERRED DIVIDENDS          203          72              2           (5) (f)            272

                                              -----------------------------------------------             -------
NET INCOME FROM CONTINUING OPERATIONS         $   475       $  28           $  2          $ 7             $   512
                                              ===============================================             =======

EARNINGS PER SHARE:
     Basic                                    $  3.46                                          (h)        $  3.40
     Diluted                                  $  3.45                                          (h)        $  3.39

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
     Basic                                        137                                      14  (h)            151
     Diluted                                      138                                      14  (h)            152

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

     On April 28, 2002, Ameren entered into an agreement with The AES Corporation to purchase all of the outstanding stock of CILCORP Inc. CILCORP is the parent company of Peoria-based Central Illinois Light Company, which operates as CILCO. We also agreed to acquire AES Medina Valley (No. 4), L.L.C. which indirectly owns a 40 megawatt, gas-fired electric generation plant. The total purchase price is approximately $1.4 billion, subject to adjustment for changes in CILCORP's working capital, and includes the assumption of CILCORP and AES Medina Valley debt at closing, estimated to be approximately $0.9 billion, with the balance of the purchase price in cash. The pro forma combined condensed financial statements assume the cash component of the purchase price will be financed through the issuance of new common equity.

     The purchase will include CILCORP's regulated natural gas and electric businesses in Illinois serving approximately 205,000 and 200,000 customers, respectively, of which approximately 150,000 are combination electric and gas customers. In addition, the purchase includes approximately 1,200 megawatts of largely coal-fired generating capacity most of which is expected to be nonregulated by closing.

     Upon completion, CILCO will become an indirect Ameren subsidiary, but will remain a separate utility company, operating as AmerenCILCO. The transaction is subject to the approval of the Illinois Commerce Commission, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the expiration of the waiting period under the Hart-Scott-Rodino Act and other customary closing conditions.

     The purchase price allocation utilized is preliminary. The final determination of the allocation of purchase price will be determined based on the fair value of assets acquired and the fair value of liabilities assumed as of the date that the acquisition is consummated. The purchase price allocation will remain preliminary until Ameren is able to (a) complete a third party valuation of property and plant and intangible assets, (b) conduct a detailed review of the value of deferred tax assets and liabilities of CILCORP, and (c) evaluate the fair value of other assets and liabilities acquired.


NOTE 2 - PRO FORMA ADJUSTMENTS

     The following adjustments reflected in the unaudited pro forma combined condensed balance sheet reflect the estimated impact of events that are directly attributable to the acquisition by Ameren of CILCORP and Medina Valley.

     (a)  To record the net proceeds of an anticipated equity offering of
          13.5 million common shares by Ameren to fund the cash purchase price for the CILCORP acquisition paid to The AES Corporation of approximately $540 million.

     (b) To adjust CILCORP and Medina Valley's property and plant ($209 million) to the estimated fair value.

     (c) To eliminate CILCORP's historical goodwill and intangible assets of $579 million and to record goodwill arising from the transaction of $556 million. Goodwill was calculated as follows:

          Cash purchase price, including transaction and transition
            costs..................................................... $    572
          Debt assumption, including current maturities...............      883
          Other liabilities assumed...................................      651
          Preferred stock.............................................       41
          Tangible assets.............................................   (1,504)
          Specifically-identifiable intangible assets.................      (87)
                                                                       --------
          Allocation to goodwill...................................... $    556
                                                                       ========

          To record specifically-identifiable intangible assets comprising emission credits ($47 million), trade names ($15 million), and customer contracts ($25 million). Emission credits will be amortized as fuel is burned. Customer contracts have an estimated life between 10 and 20 years. Trade names have indefinite lives.

     (d) To eliminate CILCORP and Medina Valley's historical common stock, retained earnings, treasury stock, and accumulated comprehensive income.

     (e) To adjust CILCORP's 8.7% notes due 2009 and 9.375% notes due 2029 to the estimated fair value based on current market conditions for notes of similar maturity and Ameren's credit profile.

     (f) To accrue additional liability for CILCORP's pension plan ($80 million) to reflect the fair value of liabilities at December 31, 2001 and to conform CILCORP's actuarial assumptions to Ameren's actuarial assumptions. To record deferred taxes attributable to the tax effect of pro forma adjustments ($83 million) and to adjust certain of CILCORP's coal supply contracts with greater than market prices to estimated fair market value ($14 million).

     (g) To eliminate $6 million in accounts receivable and accounts payable related to electricity, natural gas, steam, chilled water sales and other agreements between Ameren, CILCORP and Medina Valley and to reflect the estimated cash paid for transaction and transition costs of approximately $32 million.

     The following adjustments are reflected in the pro forma combined condensed income statement to reflect the estimated impact of the Transaction and the acquisition of Medina Valley on the historical combined results of Ameren, CILCORP and Medina Valley. The income tax effect of certain pro forma adjustments was calculated using an estimated 40% effective tax rate.

     (a) To eliminate the effects of electricity, natural gas, steam, chilled water sales and other agreements between Ameren, CILCORP and Medina Valley ($36 million).

     (b) To remove amortization of historical goodwill previously reported by CILCORP ($15 million).

     (c) To record a credit to expense for CILCORP coal contracts that have prices in excess of the estimated fair market value, excluding Ameren synergies, based on a three year life and required minimum quantities ($5 million).

     (d) To increase depreciation for the write-up of $209 million of CILCORP's property and plant based on a 25 year life ($8 million).

     (e) To amortize the use of emission credits as fuel is burned ($3 million) and estimated definite-lived customer contracts, utilizing estimated useful lives between 10 and 20 years ($2 million).

     (f) To record an interest expense credit related to the amortization of the $65 million fair market value adjustment to CILCORP's debt based on the average remaining life of the debt.

     (g) To reflect the tax effect of the pro forma adjustments at the combined federal and state statutory rate of 40%.

     (h) Pro forma basic and diluted earnings per common share are computed by dividing the pro forma net income attributable to common stockholders by Ameren's weighted-average number of common shares outstanding, including 13.5 million shares expected to be issued to finance the cash portion of the purchase price.

NOTE 3 - CILCORP NON-RECURRING ITEMS

     During 2001, CILCORP settled preacquisition contingencies related to a fuel adjustment clause refund and an out-of-market long-term coal supply contract resulting in charges against net liabilities established at the time of CILCORP's acquisition by The AES Corporation in 1999. The settlement of these contingencies resulted in the reversal of an accrued liability and a credit to operations of approximately $23 million, net of taxes, which is reflected in CILCORP's income statement for the year ended December 31, 2001. As of December 31, 2001, all significant preacquisition contingencies related to CILCORP's acquisition by The AES Corporation were resolved.

     Ameren expects to recognize synergies related to the Transaction and acquisition of Medina Valley associated with coal supply management, enhancement of generation assets, elimination of duplicate corporate and administrative services, and other staffing efficiencies. The expected benefits of these synergies, the most significant of which are related to coal, are not included in the Pro Forma Combined Condensed Financial Statements. Coal costs averaged $41 per ton, including transportation, for CILCORP in 2001. Even with the renegotiation of coal supply agreements, we believe CILCORP's coal costs under existing contracts, including transportation, will average approximately $34 per ton for 2002. Ameren's coal costs, including transportation, averaged approximately $19 per ton in 2001, and coal for its Illinois operations averaged approximately $23 per ton. Each $1 per ton savings would reduce CILCORP's coal costs by approximately $3 million.